LETTERHEAD OF ANDREWS KURTH LLP

                                                               Andrews Kurth LLP
                                                               1717 Main Street,
                                                                      Suite 3700
                                                             Dallas, Texas 75201
                                                                 Ronald L. Brown
                                                             214.659.4469 Direct
                                                                214.651.4819 Fax
                                                       ronbrown@andrewskurth.com


                                December 23, 2008



Securities and Exchange Commission
100 F Street NE
Washington, DC 20549
Attention: Mr. Larry Spirgel, Mail Stop 3720

        Re:  China Voice Holding Corp.
             Registration Statement on Form 10-12G/A
             Filed December 23, 2008
             File No. 000-53366

Dear Mr. Spirgel:

         We are filing today the revised Form 10 for the Company and are responding to each of your comments in your letter dated December 19, 2008 as discussed below.

         We are also sending courtesy copies of the Form 10-12G/A, marked to show changes from the prior filing. Page references described in this letter pertain to the clean courtesy copy and not necessarily to either the marked version or the Edgar version. Each of your comments is re-written below followed by the Company's response.

         We ask that you contact the undersigned upon completing your review to advise whether the filing can be cleared by Friday, December 26, 2008, which is the date Registrant will again need to withdraw the filing to prevent it from becoming automatically effective.

Item IA. Risk Factors, page 12
------------------------------

Termination of relationships with key suppliers....page 15
----------------------------------------------------------

1. We note your response to continent eight in our letter dated December 5, 2008. Please clarify the statement "[the] Exhibits were never attached because of their volume and changing nature." You are required to file all material exhibits and similar attachments along with the Prepaid Power Distribution contract, regardless of size. If the contract has been amended or supplemented, you should also file the amendment or supplement as an exhibit. Refer to Regulation S-K Item 601(b)(10).

United States Securities and Exchange Commission
December 23, 2008
Page 2


         We apologize for the confusion caused by our prior response. Although the agreement mentions exhibits, these exhibits were never prepared or attached to the agreement itself, and we have nothing to file other than the principal agreement.

2. Revise this risk factor to clarify that approximately 37% of your revenues were derived from your relationship with Prepaid Power Distribution in your last fiscal year and approximately 50% of your revenues were derived from this relationship in the quarter ended September 30, 2008.

         Disclosure has been added.

Item 2.  Financial Information, page 24
---------------------------------------

Management's  Discussion  and  Analysis of  Financial  Condition  and Results of
--------------------------------------------------------------------------------
Operations, page 25
-------------------

Comparisons by Period, page 26
------------------------------

Year Ended June 30, 2008 and 2007, page 28
------------------------------------------

Quarter Ended September 30, 2008 and 2007, page 29
--------------------------------------------------

3. We note your response to comment nine in our letter dated December 5, 2008 and the related revisions to your disclosure. However, we still believe more detail is necessary to explain the significant revenue growth in your calling card distribution segment both during your last fiscal year and during your most recent quarter. You should discuss, with specificity, the material underlying drivers of such growth. For example, identify and quantify the significance of new relationships with distributors and customers. Discuss and quantify the relative significance of other identified events, such as acquisitions or competitor consolidation. Also discuss other factors to the extent material, such as increases in volume or pricing of calling cards sold or changes in the nature of the calling cards sold.

Greater detail has been added.

Liquidity and Capital Resources, page 24
----------------------------------------

4. Clarify the extent to which your projected revenues and operating profits in China are based on existing commitments from customers and suppliers and disclose such commitments. Since you have indicated elsewhere that your China contracts are cancelable, explain why management believes that these are commitments are likely to produce the projected revenues and operating profits. If a material portion of projected revenues and operating profits from China operations are not

United States Securities and Exchange Commission
December 23, 2008
Page 3

         based on existing commitments, please explain in more detail how management arrived at the specific numbers projected.

         Response language is included.

5. Please discuss and quantify the expected significance of sales from private label calling cards to your projected increase in calling card distribution revenues and margins. Provide detail about the status of this project and the specific reasons why management believes you will begin generating revenues from this project in January, 2009. Reconcile these expectations with your disclosure on page 12 that this is a longer-term project that will require additional funding.

         Disclosure has been added.

6. We note that projected growth in the calling distribution segment is also expected to be generated by securing additional distribution agreements and establishing sales rights to new brands. Please discuss your efforts to establish these new relationships and why management believes the company will be able to increase revenues through achieving these goals in fiscal 2009.

         Disclosure has been added.

7. We note that you have received commitments for $250,000 of the $600,000 the company is attempting to raise in the first quarter of calendar 2009. Please disclose the nature of this committed financing and the identity of the investors.

         Disclosure has been added.

Report of Independent Registered Public Accounting Firm. page F-1
-----------------------------------------------------------------

8. We note your response to comment 14 in our letter dated December 5, 2008. We also note that your former accountant was dismissed on September 26, 2008 and the audit report of Jimmy C.H. Cheung & Co. ("audit firm") is dated October 27, 2008. Please provide us with the following:

         o        The date you engaged the audit firm to be your new accountant.

         o The date the audit firm began to perform its field work and audit of your financial statements including the date they began to perform the field work of your U.S. operations. Also, tell us how the audit firm was able to perform a quality[sic] in the period from that engagement date to October 27, 2008.

         o The date the audit team arrived in Florida and California to begin performing the field work and audit of your financial statements.

United States Securities and Exchange Commission
December 23, 2008
Page 4


         The Company retained Cheung & Co. on September 24, 2008 and wired a retention fee the same day enabling Cheung & Co. to commence work immediately. The stated objective from the outset was that the audit must be completed if possible by October 28, 2008, the 120th day after Registrant's fiscal year-end, and the Company paid a premium rate for the rapid response required. Audit field work was conducted in the Company's Florida office from September 28 to October 8, 2008 with an audit principal and a staff accountant from Hong Kong joined by a principal and three staff accountants from Cheung & Co's U.S. affiliate in Florida, Webb & Co., P.A. The Webb & Co., P.A. accountants continued work in the Florida office until completion of the audit of certain subsidiaries of CHVC.

         On October 8, 2009, the Cheung & Co. auditors traveled to California to undertake certain audit steps of Phone House subsidiaries situated in Los Angeles. The full set of books of accounts of the Phone House subsidiaries are maintained in Florida. During the audit of the U.S. operations, the audit team worked from Monday to Saturday, putting in an average of a nine-hour working day. In total, ten audit personnel were deployed almost full time on CHVC audit from September 25, 2008 to the date the audit opinion was issued on October 27, 2008.

         From October 6 to October 16, 2008, an audit partner and two staff accountants from Cheung & Co. conducted field work in the Beijing office and met with CHVC's Controller.

         On October 26 and 27, 2008, a Cheung & Co. partner reviewed the Company's operations in Nanning.

         From October 20 to October 27, 2008, a four-person audit staff spent an average of twelve hours a day including weekends in the Hong Kong offices to complete all procedures for the audit and issue their report.

Note l Revenue Recognition. page F-17
-------------------------------------

9. We note your response to comment 15 in our letter dated December 5, 2008. Please tell us whether you replace the defective card returned by the distributor with a card in your inventory or a card that was replaced by the telecommunications carrier. Also, please address the following:

         o We understand that you have general inventory risk because you take title to the cards from the telecommunications carriers at the time of shipment or delivery. Please tell us if you have the right to return the cards to the telecommunications carriers if the cards remain unsold or if the cards have expired. Also, tell us if you are provided price protection on the cards purchased from the telecommunications carriers.

United States Securities and Exchange Commission
December 23, 2008
Page 5


         We cannot return unsold cards and we do not have price protection on cards purchased.

         o We understand that you have latitude in establishing the selling price of the cards and this price is not determined by the telecommunications carriers. Please tell us in more detail how you establish the sales prices of the cards and how your purchase prices of these cards from the telecommunications carriers are determined.

         Cards are issued with a face amount showing the amount of usage on the card. The Company negotiates a discount off the face amount with the carrier when cards are purchased. The Company then negotiates a sales price on an individual basis with each distributor. Prices are influenced by market factors such as quality of the carrier's services and availability of the cards as well as the margins required by the distributor and the retailer which ultimately sells the cards to the public.

         o We understand that you have credit risk because you are responsible for collecting the sales prices from your distributors. Please tell us whether you are obligated to pay the telecommunication carriers if you are unable to collect the sales prices from your distributors. Also, tell us if you are obligated to pay the telecommunication carriers before you sell the cards to your distributors.

         The Company is obligated to pay the telecommunications carriers even if it is unable to collect from its distributor. The Company is obligated to pay for cards purchased prior to sale.

         Finally, we advise you on behalf of the Company that:

         (i) The company is responsible for the adequacy and accuracy of the disclosure in the filing;

         (ii) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         (iii) The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
December 23, 2008
Page 6


         Please  contact  the  undersigned  with  your  further   questions  and
         comments.

                                                     Sincerely,


                                                     /s/ Ronald L. Brown
                                                     -------------------
                                                     Ronald L. Brown